FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 1, 2003, Series 2003-1	333-100675

____

Name of Person Filing the Document
(If Other than the Registrant)

03019321

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 1, 2003

DEUTSCHE MORTGAGE SECURITIES, INC.

By:
Name: Steven Katz
Title: Vice President

By:
Name: Eric Londa
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheet	P*

* The Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Deutsche Mortgage Securities, Inc. Mortgage Loan Trust, Series 2003-1

Computational Materials: Term Sheet

$431,644,765 (Approximate)

Transaction Overview

Prepayment Pricing Speed:	350 PSA
Settlement Date:	Corporate
Rating Agencies	The Senior certificates will be rated by both Standard & Poor's ("S&P") and Fitch Ratings ("Fitch") and the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 certificates by S&P only.
Originators:	National City Mortgage Co. ("NCMC") HSBC Mortgage Corporation (USA) ("HSBC")
Master Servicer:	Wells Fargo Bank Minnesota, National Association ("Wells Fargo")
Subservicers:	Primary servicing will be provided by NCMC with respect to approximately 56.26% of the Mortgage Loans and HSBC with respect to approximately 43.74% of the Mortgage Loans.

Collateral Summary

Summary Characteristics		
Product	First-lien, Fixed-Rate Jumbo 30 year and 15 year	
Amount	$431,644,765	
Collateral Characteristics	**15 Year Mortgage Loans**	**30 Year Mortgage Loans**
Unpaid Principal Balance	$133,659,253	$297,985,511
Gross WAC	5.826%	6.326%
WAC Range	5.375% - 6.375%	5.250% - 7.625%
Servicing Fee	0.25%	0.25%
WAM	177 months	356 months
Weighted Average LTV	58.43%	68.02%
Average Balance	$447,021	$450,129
Full/Alt Documentation	86.09%	84.54%
Single Family/PUD	95.76%	95.68%
Primary Residence	97.41%	97.01%
Second Home	2.59%	2.99%
Weighted Average FICO	745	734
LTV > 80% and No MI	0%	0%
% State Concentration (> 5%)	38.61% (CA), 9.13% (NY), 5.64% (MD), 5.45% (IL), 5.13% (TX)	32.31% (CA), 9.00% (NY), 8.92% (VA), 7.76% (MD), 5.71% (MA)

	Initial Coupon	Class Size	Subordination %	Class %	Offer Spread (bps to 10 yr Treasury as of 3/28/03)	Approx. $ Price (as of 3/28/03)
Seniors			2.30%	97.70%	Not Offered	
M	5.416%	$4,749,000	1.20%	1.10%	155	100-00
B-1	5.416%	$2,158,000	0.70%	0.50%	175	98-20
B-2	5.416%	$1,079,000	0.45%	0.25%	230	95-00
B-3	5.416%	$647,000	0.30%	0.15%	425	83-16
B-4	5.416%	$647,000	0.15%	0.15%	1000	59-14
B-5	5.416%	$648,265	0.00%	0.15%	MA	25-00
Rating Agencies	S&P and Fitch on the Seniors; S&P only on the Subordinates					

FOR ADDITIONAL INFORMATION PLEASE CALL:

Greg Lippmann	212-469-7730
Jordan Milman	212-469-7730